

Monthly Performance Report - May 2021

About AiPEX6

The AI Powered US Equity Indexes are the first and only rules-based equity strategies to use IBM Watson's Artificial Intelligence ("AI") capabilities to turn data into investment insight. AiPEX6 is a risk controlled, excess return index, developed by HSBC and EquBot Inc. AiPEX6 is comprised of publicly traded companies, selected using objective artificial intelligence techniques to dynamically create the portfolio on a monthly basis.

Index Return Summary: Historical & Simulated*



Index Overview

Website: **aipex6.gbm.hsbc.com**

Bloomberg Ticker: **AiPEX6**

Geographical Focus: **United States**

Launch Date: **11/19/2019**

Type of Return: **Excess Return**

Index Sponsor: **EquBot, Inc.**

Index Calculation Agent: **Solactive AG**

Index Fee: **0.85% per year**

Index Performance: Historical & Simulated*

1 Month	-0.04%
YTD	2.87%
1Y	8.88%
3Y	7.88%
5Y	33.58%
10Y	69.01%
10Y Annualized Volatility	5.96%
10Y Sharpe Ratio	0.91
Cumulative Return	141.38%

Top 10 Holdings: As of 28/05/2021

	Index Weight(%)	Sector
NVIDIA CORP	2.3%	Electronic Technology
APPLE INC	2.1%	Electronic Technology
LOWES COS INC	1.2%	Retail Trade
TWILIO INC	1.1%	Technology Services
AMAZON.COM INC	1.1%	Retail Trade
QUALCOMM INC	1.1%	Electronic Technology
BLACKROCK INC	1.1%	Finance
EBAY INC	1.0%	Consumer Services
CORNING INC	1.0%	Electronic Technology
DOLLAR GENERAL CORP	1.0%	Retail Trade
Total	**13.0%**	

Annual Index Performance: Historical & Simulated*

2004	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020
5.0%	-0.1%	4.5%	7.8%	-5.6%	12.3%	8.8%	-0.5%	4.9%	19.3%	5.8%	-0.5%	5.6%	17.0%	-2.5%	5.7%	3.3%

Source: Solactive, EquBot, HSBC, Bloomberg, from 04/30/2004 to 05/28/2021. The graph and tables above set forth the hypothetical back-tested performance of the Index from April 30, 2004 through August 9, 2019 and actual index performance thereafter. See the risk factors and "Use of Simulated Returns" herein.

ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-253385
June 01, 2021



Monthly Performance Report - May 2021

Top 10 Sector Allocations



Sector	Portfolio	Solactive US Large & Mid Cap Index
Commercial Services	3.55%	1.29%
Consumer Services	3.75%	5.08%
Electronic Technology	17.43%	12.61%
Finance	10.96%	16.03%
Health Technology	8.33%	10.05%
Process Industries	3.17%	2.06%
Producer Manufacturing	4.83%	4.35%
Retail Trade	8.86%	7.93%
Technology Services	19.41%	20.21%
Utilities	4.59%	2.56%

Contributions to Return

Sector	Portfolio	Solactive US Large & Mid Cap Index
Commercial Services	-0.18%	-0.02%
Consumer Services	0.01%	-0.04%
Electronic Technology	0.04%	-0.07%
Finance	-0.01%	0.42%
Health Technology	-0.12%	0.03%
Process Industries	0.06%	0.06%
Producer Manufacturing	0.03%	0.11%
Retail Trade	-0.17%	-0.27%
Technology Services	-0.04%	-0.14%
Utilities	-0.04%	-0.08%

■ Portfolio   ■ Solactive US Large & Mid Cap Index

Daily Risk Control Allocation - Historical & Simulated*

	As of 28/05/2021	3Y Average	5Y Average	10Y Average
Equity Portfolio	33.21%	35.64%	44.75%	42.72%
Cash	66.79%	64.36%	55.25%	57.28%

* Source: Solactive, EquBot, HSBC, Bloomberg, from 04/30/2004 to 05/28/2021. The table above sets out the hypothetical back-tested risk control allocation of the Index from April 30, 2004 through August 9, 2019 and actual allocation thereafter. See the risk factors and "Use of Simulated Returns" herein.

